

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2022

James E. Sinople
Chief Financial Officer
Nuveen Global Cities REIT, Inc.
730 Third Avenue, 3rd Floor
New York , NY 10017

> **Re: Nuveen Global Cities REIT, Inc.**
> **Form 10-K for the year ended December 31, 2021**
> **Filed April 1, 2022**
> **File No. 000-56273**

Dear Mr. Sinople:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Real Estate & Construction